EXHIBIT 99.7

Press Release

Nigeria: Total completes sale of its interest in onshore OML 17

Paris, January 18, 2021 – Total has completed the divestment of its 10% interest in onshore Oil Mining Lease (OML) 17 to the Nigerian company TNOG Oil & Gas Limited, a related company of Heirs Holdings Limited and of Transnational Corporation of Nigeria Plc (Transcorp), for about $180 million, out of which about $150 million was paid at completion of the transaction, while the balance will be paid under an agreed deferred payment scheme. The block produced around 2,500 barrels of oil equivalent per day in 2020 in Total group share.

“This transaction fits with our strategy of actively managing assets to continue improving our portfolio” said Jean-Pierre Sbraire, Chief Financial Officer at Total.

Total holds a 10% interest in several onshore blocks in Nigeria operated by Shell Petroleum Development Company (SPDC, 30%), a joint venture alongside the Nigerian National Petroleum Corporation (55%) and Nigerian Agip Oil Company Limited (5%). Since 2010, Total has divested its interests in twelve onshore blocks to Nigerian companies, in line with the Federal Government of Nigeria’s aim of developing Nigerian companies in the sector.

Total Exploration & Production in Nigeria

Total has been present in Nigeria for over 60 years, where it today employs more than 1,600 people both in upstream and downstream activities.

The Group’s production in the country was 306,000 barrels of oil equivalent a day in 2019. Total operates 5 production licenses (OML) on the 33 leases in which the Group has interests.

In addition to OML 130 where the Akpo, Egina and Preowei fields were discovered, Total operates other offshore assets such as OML 99 where the Ikike discovery is located, OML 100 and OML 102 where the Ofon 2 project was completed in 2016. Onshore, Total is the operator of OML 58 under its joint venture with Nigerian National Petroleum Corporation (NNPC). The Group is also developing Liquefied Natural Gas (LNG) activities with a 15% stake in the Nigeria LNG Ltd company, which currently operates 6 LNG liquefaction trains on Bonny Island.

In the downstream sector, Total operates in a leading position with an extensive distribution network of around 580 service stations nationwide and a wide range of top-quality energy products and services.

The Group is committed to working closely with its host communities in Nigeria and is supporting many projects in the field of health, education, infrastructure and economic development, through its sustainable development and community relations programs. With a diverse workforce of several nationalities and cultures working together, Total is proud of its contributions to the socio-economic development of Nigeria.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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